PRESS RELEASE

TELECOM ITALIA: MINUCCI APPOINTED CHAIRMAN

STRENGTHENED PROCEDURE APPROVED IN CASE OF SALE OF TIM BRASIL

27 FEBRUARY BOARD MEETING ON GOVERNANCE EVOLUTION

TREND OF THE MAIN OPERATIVE AND MARKET INDICATORS FOR 2013 EXAMINED

Milan, 6 February 2014

The Board of Directors of Telecom Italia today appointed Aldo Minucci as Chairman of the Board of Directors, with the powers granted by law and the Bylaws, without any changes to the existing powers vested in the CEO, Marco Patuano. Director Aldo Minucci previously held the office of Vice Chairman.

The Board of Directors received the results of the analysis and drafting work entrusted to the management on 16 January 2014 for the purpose of establishing a procedure to manage any extraordinary transaction relating to Telecom Italia shareholdings in Tim Brazil group companies. The document was unanimously adopted, and is being published on the company's website.

The procedure meets the highest standards of governance and regulates the investigation and decisionmaking process for any transaction that may result in the transfer to any entity other than Telecom Italia of its holdings in the Tim Brasil Group. The procedure will also apply to possible transactions involving assets or branches of business for a value, even cumulative, exceeding 2 billion euros.

As decided in the meeting of 16 January, the Board of Directors then obtained the results of the governance benchmarking analysis, conducted on a panel including the largest listed companies on Borsa Italiana, as well as European peers. The purpose of the exercise was to gather information, rather than to make decisions.

The management received mandate to draw up a proposal on how to evolve the existing governance, aimed at aligning Telecom Italia with the best practice; the Board of Directors will examine it in a meeting on 27 February in view of the formulation of its indications on the structure of the new Board to be appointed on 16 April 2014 by the Shareholders’ Meeting.

The Board also examined the trend of the main operating and market indicators which, in consideration of the available evidence, indicate, with reference to the guidance for the full year 2013:
− the reduction of the Group's adjusted net financial position at 31 December 2013 to a level below 27 billion euros, in line with the target;
− the Group and Domestic organic EBITDA trends to be in line with the targets, as communicated in
August 2013;

− the performance of the Group and the Domestic organic revenues to be slightly lower than the target stated in February 2013, also due to the effect of the competitive dynamics and the changed national regulatory conditions.

Overall the recent trend of the domestic operations shows signs of gradual improvement, in line with the new targets of the 2014-2016 Plan.

The Board of Directors will examine the financial results for the year 2013 in the meeting scheduled for 6 March 2014. The collection of these data is in progress: the indications stated in this press release are based on assumptions deemed to be reasonable, but they should be considered preliminary and subject to change.

Finally, the Board of Directors decided to cancel the 'hybrid' bond issue programme for a total of 3 billion euros.

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